

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2012

Via E-Mail

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place,
Dublin, Ohio 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 26, 2011**
> **Response dated March 30, 2012**
> **File No. 1- 11373**

Dear Mr. Henderson:

We have reviewed your response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 1. Business Segments, page 2
Pharmaceutical Segment, page 2

1.   We note your response to prior comment 1. Please revise future filings to further clarify, consistent with your response letter, how you define the term "specialty." Also, please briefly explain what factors determine whether a product or service is considered to be a specialty product or service and address the potential incomparability of your use of the term with that of other market participants. Please provide draft disclosure.

Notes to Consolidated Financial Statements, page 44
16. Segment Information, page 69

2.   We note in your response to comment three of our letter dated March 16, 2012 that nuclear and pharmacy services division and the Cardinal Health China – Pharmaceutical division do not satisfy the criteria in ASC 280-10-50-1(b); and in response to comment four that the generic pharmaceutical programs and Specialty Solutions division do not constitute separate operating segments. We further note the following statements in your earnings transcripts:

a. In the first quarter 2012 your CEO stated that he is excited to see that investments in your strategic priority areas, including specialty, positron emission tomography, generics, ambulatory, preferred medical products in China, are going extremely well;

b. In the second quarter 2011 your CEO stated that the Pharmaceutical segment profit increased 11% on strong generic growth as well as excellent performance with the Specialty Solutions business;

c. In the fourth quarter 2011 your CEO stated that the Specialty business is very important to the Company's future and he believes that Specialty is a great opportunity and the Company will continue to invest here; and

d. In the fourth quarter 2011 your CFO stated that the Company made some important strategic investments to accelerate the growth of certain of its businesses, in Specialty for example, and that this is an important investment and the Company will continue to invest very aggressively there to make sure that it delivers on its expectations.

Please describe and supplementally provide to us an example of the information that your CEO reviewed in order to make the assessments about the performance of the investments in your strategic priority areas, and the generic and Specialty Solutions business performance. Also further explain to us how this information was considered in determining that the criteria in ASC 280-10-50-1(b) was not satisfied.

Jeffrey W. Henderson
Cardinal Health, Inc.
April 17, 2012
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining